Reach a divorce agreement without the cost, time and conflict of attorneys



Blissdivorce.com   Los Altos CA   Private Fund Inc   SVG

Highlights

1. Successful Fundraising — Raised over $1.2 million

2. Exceptional Team — Strong product/technical founders with c-level LegalTech experience

3. Large Stable Market — 1M divorces, $27B per year

4. Unmet Needs — High dissatisfaction with excessive cost, lengthy time, and high conflict of attorneys

5. Disruptive Tech — AI-based dispute resolution resolves disagreements even in contentious divorces

6. Major Benefits - Get divorced 10 months faster and for $20K less vs. attorneys

7. High Growth Potential - Market share of just 5% in top 25 US states = $160M annual revenue (not guaranteed)

8. Accelerator - One of 7% of applicants accepted to the highly successful NewChip accelerator

Our Team



Scott Seidewitz Founder/CEO
New products and brand strategy expert who has generated 100's of millions in revenue as an entrepreneur and advisor. MIT graduate degree and C-level consultant to LegalZoom.

We've been through divorces. We've seen friends and family go through divorces. It's a high conflict, expensive process where no one wins. We want to reduce the pain and time involved in divorce, preserve family wealth and help people move on with their lives.



Dan Hirsch Founder/CTO & Head of Product Development
Ph.D. in computer science. Managed multi-functional teams of 100+ at McAfee/Intel and successfully guided agile product development for two startups.



Sheila Tan Founder/Board Chair
Former CMO of LegalZoom and Align Technology (Invisalign); led product innovation and delivered significant top line growth at both companies.



Randall Kessler Founder/Spokesperson
High profile attorney representing athletes & celebrities. Past chair of the Family Law Section of the American Bar Assn., regular contributor on CNN, CourtTV and other media outlets.

Reach a Divorce Agreement Without the Time, Cost and Conflict of Attorneys

The best way for two people to reach an agreement is to work it out between themselves. But this can be hard to do in a divorce, when emotions run high and spouses are not getting along. So they hire opposing attorneys, which results in an expensive, drawn-out, painful process.

BlissDivorce has created a better approach. Using AI-based online dispute resolution technology, we guide couples through a convenient process to reach an agreement and move on with their lives without the time, cost, and frustration of attorneys—even in a contentious divorce in which spouses are not getting along. With a huge market and experienced leadership team, BlissDivorce is poised to deliver significant revenue and social impact.

The current process creates conflict...

In most divorces, spouses hire opposing attorneys. This creates an adversarial, drawn out process that stokes conflict and runs up large legal bills. It benefits no one—except the attorneys.



And a lot of pain.

It's not surprising this system leads to high dissatisfaction and pain. In 40+ in-depth interviews, people consistently told us about four pain points during the divorce process:

- It's too expensive – average costs of $15-30K are a huge hit on most families' savings. An Ohio State study found that divorce, on average, wipes out 77% of a family's wealth.

- It takes too long – Cases drag on 11-17 months, extending the trauma and pain.

- Confusing process – It's difficult to figure out on your own, and attorneys don't spend much time explaining things. People feel helpless going through the process.

- Difficult to reach agreement – It's difficult to agree on things even when you're getting along. It's even harder in the emotionally charged situation of a divorce.



At BlissDivorce, we have a new vision

Our new vision for the divorce experience: two spouses are empowered to create the best agreement for them, even if they're not getting along. Our driving principle is that the best people to work out a divorce agreement are the spouses themselves.



We developed breakthrough innovations

To bring this vision to life, we've developed three key innovations:

- Affordable, transparent pricing – Average selling price of $3,000 is a huge savings vs. attorneys. Proprietary algorithm predicts the cost if you go to an attorney, demonstrating the enormous savings of BlissDivorce.



- Personalized, guided experience – Spouses guided through a step-by-step process that dramatically reduces time—from 11-17 months to 1-2 months. We tailor the experience to the user's emotional state and offer an ecosystem of support services along the way (e.g. name change, online counseling, establishing credit).



- Disputes identified and resolved through the platform – We've developed the next generation of online dispute resolution (ODR) tools to empower couples to work out their differences, even in a contentious divorce. Current ODR is highly effective at resolving monetary disputes of up to $5 million. We've adapted this technology to resolve the relational disputes that arise in a divorce, like what to do with the home and what the child custody and visitation agreement should be. Our patented tools will be honed and improved over time using machine learning.



We're investing to build trust

While BlissDivorce is a fully online experience, we provide a variety of human support when users need it:

- Customer Support Coaches available at every step to help with the process
- Ask an Attorney – click to instantly chat or talk by phone with an attorney (fee per 15 min)
- Virtual Mediators to work out any final areas of disagreement
- Optional attorney review of final agreement (additional charge)



These human backstops will help build trust and confidence, as will our 100% money-back guarantee. If an attorney negotiates an agreement you like better, you get a full refund. This shows our confidence in our product at low risk—few people will go to the expense of taking us up on this.

We're learning in the market

To start learning and gather data for our dispute resolution tools we launched a minimum viable product (MVP) in California in late 2020. Our MVP uses human mediators to resolve disputes.

So far results have been promising. We have gathered real case information from almost 50 paid customers, providing detailed quantitative data on divorce disputes. No company before BlissDivorce has ever captured this type of detailed data, and it will be an economic moat keeping us ahead of future competitors. We have already used this data to design new situation-specific dispute resolution tools.



Customer feedback on our MVP so far has been positive, showing strong product-market fit. Our engineering team has continually improved the product, adding two modules and making constant improvements to our user experience and conversion pathway. Additional modules and dispute resolution tools are under development and will be deployed in the coming months.

A Huge Opportunity

With a huge market of one million divorces every year in the U.S., we have a big opportunity at even modest share levels. Just a 5% market share in the 25 largest U.S. states results in $160M annual revenue. We believe there is potentially a multi-billion dollar growth opportunity by expanding into other markets (EU) and applying our ODR technology to other legal verticals.



Transactional revenues will be supplemented by a large ecosystem of support services to meet the many needs of people going through a major change in their lives. We estimate affiliate and referral commissions from these services of $750 per client, followed by significant recurring revenue for on-going services such as life coaching, online counseling and dating services.



Note: above info contains forward-looking statements which cannot be guaranteed.

An Exceptional Team

Finally, we have a truly exceptional team who can make our vision for BlissDivorce a reality.

Our leadership team has deep experience in startups, LegalTech and divorce law:



We've assemble a high-performance product development team based in Argentina:



Our advisory team includes legal tech experience, legal experience and some of the world's top online dispute resolution (ODR) thought leaders:



BlissDivorce is one of those rare opportunities to not only build a large, disruptive business, but also have a positive social impact. By making divorce less costly, time consuming and contentious, we will spare many families the pain and financial hardship of the current system. We hope you'll join us in the exciting and important venture.

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Downloads

Randy Video v.1.MOV

BlissDivorce Concept Test Results WeFunder.pdf

BlissDivorce Deck 2022-07-07.pdf